EXHIBIT 3.2

RESOLVED, that Sections 4.5 and 4.6 of the Company’s Bylaws, as amended, be further amended to read as follows:

4.5	Chair of the Board

If appointed, the Chair of the Board shall perform such duties as shall be assigned to him or her by the Board from time to time and shall preside over meetings of the Board and shareholders unless another Officer is appointed or designated by the Board as Chair of such meeting.

4.6	President

The President shall be the chief executive officer of the Corporation unless some other Officer is so designated by the Board, shall preside over meetings of the Board and shareholders in the absence of a Chair of the Board and, subject to the Board’s control, shall supervise and control all of the assets, business and affairs of the Corporation. The President shall have authority to sign deeds, mortgages, bonds, contracts, or other instruments, except when the signing and execution thereof have been expressly delegated by the Board or by these Bylaws to some other Officer or agent of the Corporation, or are required by law to be otherwise signed or executed by some other Officer or in some other manner. In general, the President shall perform all duties incident to the office of President and such other duties as are prescribed by the Board from time to time.